ZIM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held September 28, 2017

To our Shareholders:

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) will be held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 28, 2017, beginning at 1:30 p.m. At the meeting, you will be asked to vote on the following matters:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm:

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a shareholder of record at the close of business on August 25, 2017, you are entitled to vote at the meeting or at any adjournment or postponement of the meeting. This notice and the Company’s management proxy circular is being mailed to shareholders on or about September 6, 2017. You may examine a list of the shareholders of record as of the close of business on August 25, 2017 for any purpose germane to the meeting subsequent to September 28, 2017, at the offices of the Company.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the meeting, please vote and mail the enclosed proxy card so that your vote will be counted if you later decide to not attend the meeting. Whether or not you expect to attend, shareholders are requested to sign, date and return the enclosed proxy in the envelope provided. No postage is required if mailed in the United States.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Michael Cowpland

Michael Cowpland
President and Chief Executive Officer

Dated:  Ottawa, Ontario, Canada
             August 18, 2016

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TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	i
Table of Contents	1
Management Proxy Circular	2
General Information	2
Proposal One	7
Management Disclosure	9
Financial Statements	20
Signatures	45

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ZIM CORPORATION

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

INFORMATION ABOUT PROXY SOLICITATION

This Management Proxy Circular is furnished to the holders of the Common shares (“Common Shares”), of ZIM Corporation, a Canadian corporation (“ZIM” or the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors and the Management of the Company for use at the Annual Meeting of Shareholders to be held on September 28, 2017 at 1:30 p.m. (local Ottawa time), at ZIM’s Headquarters at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7, and at any adjournment thereof. The Board of Directors is soliciting votes FOR ratification of the appointment of the firm of MNP LLP as the Company’s independent auditors. At present, the Board of Directors knows of no other business that will come before the meeting.

The Notice of Annual Meeting, this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about September 6, 2017. The Board of Directors is making this solicitation of proxies, and the Company will bear the cost of the solicitation. The original solicitation of proxies by mail may be supplemented by solicitations in person, by telephone or by electronic communication by the directors, officers and employees of the Company. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held by such persons, and upon request the Company will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Q: WHY AM I RECEIVING THESE MATERIALS?

A: The Board of Directors is providing these proxy materials for you in connection with the Company’s Annual Meeting of Shareholders, which will take place on September 28, 2017. As a shareholder, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this management proxy circular.

Q: WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: There is one item of business scheduled to be voted on at the Annual Meeting: the ratification of the appointment of the Company’s independent auditors. We will also consider other business that properly comes before the Annual Meeting.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: The Board of Directors recommends that you vote your shares “FOR” the ratification of the appointment of the independent auditors.

Q: WHAT SHARES CAN I VOTE?

A: You may vote all shares owned by you as of the close of business on August 25, 2017, the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker or other nominee such as a bank.

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Q: WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A: Most shareholders of the Company hold their shares through a broker or other nominee rather than directly in their own name. However, there are some distinctions between shares held of record and those owned beneficially.

If your shares are registered directly in your name with the Company’s transfer agent, Corporate Stock Transfer, Inc., you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Chairman of the Board of Directors or to vote in person at the meeting. The Board of Directors has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee together with a voting instruction form. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker or nominee that holds your shares, giving you the right to vote the shares. Your broker or nominee has enclosed or provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

Q: HOW CAN I ATTEND THE ANNUAL MEETING?

A: You are entitled to attend the Annual Meeting only if you were a shareholder of the Company as of the close of business on August 25, 2017, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as an account statement, a copy of the voting instruction card provided by your broker or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting. The Annual Meeting will begin promptly at 1:30 p.m. (local Ottawa time). Check-in will begin at 1:00 p.m., and you should allow ample time for the check-in procedures.

Q: HOW CAN I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

A: Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a “legal proxy” from the broker or nominee that holds your shares giving you the right to vote the shares.

Q: HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are to be voted without attending the meeting. Record holders of Common Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. The Company’s shareholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction forms provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes.

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Q: CAN I CHANGE MY VOTE?

A: You may change your vote at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or nominee, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person. You may also change your vote by sending a written notice of revocation to Dr. Michael Cowpland, President and Chief Executive Officer, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7.

Q: WHO CAN ANSWER MY QUESTIONS?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact John Chapman at ZIM’s Headquarters, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7 or at (613) 791-9076.

Management Disclosure and Financial Statements extracted from our Annual Report on Form 20-F for the year ended March 31, 2017 was included as part of this proxy statement. If you need additional copies of this management proxy circular, the voting materials or the Annual Report, you should contact John Chapman as described above.

Q: HOW ARE VOTES COUNTED?

A: You may vote “FOR” the ratification of the appointment of the independent auditors or your vote may be “WITHHELD”. If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendation of the Board of Directors (“FOR” the resolutions). If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders.

Q: WHAT IS A QUORUM AND WHY IS IT NECESSARY?

A: Applicable law requires a quorum to conduct business at the meeting. The presence, either in person or by proxy, of the holders of a majority of the Company’s Common Shares outstanding on August 25, 2017 constitutes a quorum.

Q: HOW MANY SHARES ARE OUTSTANDING AND ENTITLED TO VOTE?

A: 7,890,493 Common Shares were issued and outstanding on August 25, 2017, the Record Date. Holders of record of outstanding Common Shares at the close of business on the Record Date are entitled to vote at the Annual Meeting. Each holder is entitled to one vote in respect of each Common Share held.

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSAL?

A: The proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting. Accordingly, if you do not return your signed proxy card or voting instruction form, you will not be able to affect the vote.

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Q: WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A: You may receive more than one set of voting materials, including multiple copies of this management proxy circular and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q: WHY DO SOME SHAREHOLDERS SHARING THE SAME SURNAME AND ADDRESS RECEIVE ONLY ONE SET OF VOTING MATERIALS?

In some cases, shareholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions are receiving only one copy of our management proxy circular. This practice is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you would like to have additional copies of our management proxy circular mailed to you, or if you would like to receive separate copies of future mailings, or if you would like to receive a single copy instead of multiple copies of future mailings, please submit your request to the address or phone number that appears on your voting instruction form.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2017, which we anticipate filing by November 18, 2017.

Q: WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A: Other than the item of business described in this management proxy circular, we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy, the persons named as proxy holders, Michael Cowpland, the Company’s President and Chief Executive Officer, and Jim Stechyson, the Chairman of the Company’s Board of Directors, or their substitutes, will have the discretion to vote your shares on any additional matter properly presented for a vote at the meeting.

Q: WHO WILL COUNT THE VOTES?

A: An inspector or inspectors of election will tabulate the votes. We expect that the inspector of election will be John Chapman, the Chief Financial Officer of ZIM.

Q: IS MY VOTE CONFIDENTIAL?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation.

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Q: WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A: The Board of Directors is making this solicitation, and the Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Certain of our directors, officers and employees, without any additional compensation, may also solicit your vote in person, by telephone or by electronic communication. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q: MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR’S ANNUAL MEETING OF SHAREHOLDERS?

A: You may submit proposals for consideration at future shareholder meetings. If you wish to make a proposal for consideration at our 2018 Annual Meeting of shareholders, the written proposal must be received by the corporate secretary of the Company no later than June 18, 2018. However, in order for a shareholder proposal to be considered for inclusion in the Company’s management proxy circular statement for next year’s annual shareholders’ meeting, the written proposal must be received by the corporate secretary of the Company no later than April 8, 2018. Such proposals also will need to comply with the provisions of the Canada Business Corporations Act regarding the inclusion of shareholder proposals in corporation-sponsored proxy materials.

In order to curtail controversy as to the date on which ZIM receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Q: WILL A REPRESENTATIVE FROM THE AUDITORS AND LEGAL COUNSEL BE IN ATTENDANCE AT THE ANNUAL MEETING?

A: The Company expects that the Company’s registered public accounting firm will be represented by Michael Dimitriu from MNP LLP. In addition, the Company expects that Debbie Weinstein and Michael Dunleavy from our Canadian legal counsel, LaBarge Weinstein LLP, will also be available.

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PROPOSAL ONE

RATIFICATION OF THE APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

MNP LLP (“MNP”) was first appointed as the Company’s registered public accounting firm with respect to the audit of the Company’s financial statements for the year ended March 31, 2015, and has audited the Company’s financial statements until March 31, 2017. The Audit Committee of our Board of Directors believes that MNP is well qualified to continue and has recommended its reappointment as the Company’s registered public accounting firm for the year ended March 31, 2018.

Audit Fees and All Other Fees

For services related to the most recent fiscal year, we incurred audit and tax fees with MNP as follows:

Year ended March 31, 2017
Audit fees	46,582
Tax fees(1)	7,513
Total	54,095

(1)	Consisting principally of fees related to tax compliance, tax planning and tax advice services, including preparation and review of tax returns, assistance with tax audits and refund claims.

Pursuant to the Sarbanes-Oxley Act of 2002, in October 2003 the Audit Committee established ZIM Corporation’s Audit Committee Pre-Approval Policy whereby the Committee is required to pre-approve the audit fees, and the provision of tax and other non-audit related services by MNP, after MNP provides a description of the services to be performed and specific fee estimates for each such service. The Audit Committee limits the engagement by the Company of MNP for non-audit services and tax services to those circumstances where the services are considered integral to the audit services that it provides, or in which there is another compelling rationale for using its services. The Audit Committee considered the provision by MNP of the above-mentioned tax services and other non-audit services and concluded that the provision of these services was compatible with maintaining the independence of MNP. The members of the Audit Committee are Donald Gibbs (Chair) and Steve Houck. 100% of the above mentioned fees were approved in advance.

The Company anticipates that representatives of MNP will attend the Annual Meeting for the purpose of responding to appropriate questions, and they will be afforded an opportunity to make a statement if they so desire.

The proposal to reappoint MNP as the Company’s registered public accounting firm must be passed by at least a majority of the votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF MNP LLP AS THE COMPANY’S AUDITORS FOR THE 2018 FISCAL YEAR.

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* * * * *

The prompt return of the proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please sign the proxy and return it in the enclosed envelope.

The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Cowpland

President and Chief Executive Officer

Dated: August 18, 2017

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MANAGEMENT DISCLOSURE

FORWARD-LOOKING INFORMATION

This Management Disclosure contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding our business, financial condition, recapitalization, pursuit of new ventures, restructuring, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Management Disclosure. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Management Disclosure. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Management Disclosure, other than as required by law.

RISKS RELATED TO OUR BUSINESS

BECAUSE THE REVENUE AND INCOME POTENTIAL OF OUR BUSINESS AND MARKETS ARE UNPROVEN, WE CANNOT PREDICT WHETHER WE WILL MEET INTERNAL OR EXTERNAL EXPECTATIONS OF FUTURE PERFORMANCE.

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

•	Offer competitive pricing for our services;
•	Maintain our current relationships and develop new strategic relationships;
•	Attract and retain qualified employees;
•	Maintain our current customer and user base of our IDE software; and
•	Offer new and innovative upgrades to our IDE software.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2017 of $439,063 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2018. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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Future liquidity and cash requirements will depend on a wide range of factors including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS, THEREBY MAKING OUR BUSINESS OPERATIONS MORE DIFFICULT TO SUSTAIN.

Due to the intense competition in the mobile and database industries, we may not be able to accurately forecast our future operating results. If our gross margins from our operations fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending and/or raise additional capital over and above any current capital raising plans. It may not be possible for us to accomplish either task in a timely manner, or at all, in which event we would have to curtail or suspend certain or all of our business operations. Any action to such effect is likely to have a material adverse effect on our business relationships, financial results, financial condition and prospects.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

We may experience significant fluctuations in our operating results due to a variety of factors, many of which are outside of our control. Factors that may cause our operating results to fluctuate include: our ability to retain existing customers, attract new customers at a steady rate and maintain user satisfaction; technical difficulties or system downtime; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; currency fluctuations; government stability in Brazil and industry regulation. As a result of these and other factors, you should not place undue reliance on year-to-year comparisons of our operating results as indicators of likely future performance.

WE MAY NOT BE ABLE TO ADAPT QUICKLY ENOUGH TO TECHNOLOGICAL CHANGE AND CHANGING CUSTOMER REQUIREMENTS, THEREBY LOSING SALES.

If we are unable to adapt to the rapid changes in technology and customer needs that are inherent to technology based industries, we may lose sales and fail to grow. In order to meet these rapid changes, we will have to effectively integrate new wireless and data technologies, continue to develop our technologies and technical expertise and respond to changing customer needs.

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND, MR. JAMES STECHYSON AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland, Mr. Stechyson or other key personnel could affect our performance in a material and adverse way.

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE

We did not have effective internal control procedures in place at March 31, 2017, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this our Form 20-F for the year ended March 31, 2017 for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services. From fiscal 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. As at March 31, 2013 we have discontinued mobile content sales due to very low sales volume and have redirected resources related to mobile content to the continued development of our IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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WE OPERATE IN RAPIDLY EVOLVING MARKETS, AND OUR BUSINESS MODEL CONTINUES TO EVOLVE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to attract and retain unique and sought after technology; to control expenditures and to respond quickly and appropriately to industry developments, including rapid technological change; changes in customer requirements; and new products introduced into our markets by our competitors. If we do not effectively address the risks we face, we may not achieve profitability.

IF WE ARE UNABLE TO MANAGE THE INTEGRATION OF ANY ACQUIRED BUSINESSES, OUR FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

A failure to effectively manage the integration of any acquisitions we may make may adversely affect our business and financial condition. Any acquisition that we make will place significant demand on management, technical and other resources.

WE HAVE AFFILIATED SHAREHOLDERS WHO CAN SUBSTANTIALLY INFLUENCE THE OUTCOME OF ALL MATTERS VOTED UPON BY OUR SHAREHOLDERS AND WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS.

The beneficial ownership of our Chief Executive Officer and related parties is approximately 54.2%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE SERVICES AND DATABASE MARKETS COULD PREVENT US FROM INCREASING OR RETAINING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model for database applications depends on our ability to sell our products and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

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CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

The mobile industry has experienced substantial consolidation. We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

•	Our distribution partners could acquire or be acquired by one of our competitors and terminate their relationships with us;
•	Our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms;
•	Competitors could improve their competitive positions through strategic acquisitions; and
•	Companies from whom we acquire content could acquire or be acquired by one of our competitors and stop licensing content to us, or gain additional negotiating leverage in their relationships with us.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September 2019.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	74	President, Chief Executive Officer, and Director
John Chapman	53	Chief Financial Officer / Consultant
Steven Houck	47	Director
James Stechyson	52	Director
Donald Gibbs	71	Director

Michael Cowpland has served as our President, Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1985 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Masters in Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

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Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Until recently, Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Mr. Houck was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  Mr. Stechyson is also currently Managing Director of HostedBizz Inc., a company delivering cloud based Hosted IT services.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a global provider of audio conferencing solutions used by thousands of organizations worldwide.  From 1990 to September 2002, he was the President of OM Video, a company specializing in the design, sales and systems integration of professional audio/visual technologies.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr Gibbs is currently am advisor to The Pythian Group.a nd until June 1st 2017, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. Prior to this position, since May 2016 Mr. Gibbs has been a principal at the consulting firm DRG & Associates. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2017, we had 6 employees (11 as at March 31, 2016 and 15 as at March 31, 2015), with 1 employee in selling, general and administration and 5 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 3 consultants on a part-time basis.

Of these employees, 5 are based in Ottawa, Canada and 1 is based in San Paulo, Brazil.

COMMITTEES OF THE BOARD OF DIRECTORS

We have an Audit Committee and a Compensation Committee. ZIM does not have a Nominating Committee. In the absence of such a committee, the Board as a whole considers individuals to recommend to the Board for inclusion among management's nominees and considers corporate governance issues. The Board will consider director candidates recommended by shareholders of the Company if the name and qualifications of such candidates are presented to the Board in a timely manner. The membership term for Board and Board Committee members is 3 years.

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The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2017.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2017.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that qualifies as a “code of ethics” within the meaning of such term in Form 20-F and applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, including, without limitation, our comptroller and person performing such function, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.ZIM.biz.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy

We design all of our compensation programs to retain and as necessary attract key employees who are motivated to achieve growth in technology. Our program has been kept simple due to the size of our staff and our lack of performance measurements. Our programs are designed to reward performance based on team and individual performances. Due to the size of our organization, our executive compensation programs impact all employees because these programs help establish expectations for our general approach to rewards. The Company encourages our business leaders to work together to create a high performance environment that is reinforced by constant attention to individual’s goals and expectations. We believe that the performance of the executives in managing our company should be considered in light of general economic and specific company, industry and competitive conditions. We believe that our compensation programs for our executives should reflect our success as a management team and in attaining an increased value for shareholders. We also believe that individual performance should be evaluated annually and considered in compensation decisions.

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2017, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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Due to the size of the organization, the Compensation Committee is aware of all the elements of each executive’s total compensation over each of the past three years, as well as a comparison to the compensation of other executive officers in an appropriate market comparison group. Typically, our Chief Executive Officer recommends compensation changes with respect to the executive officers who report to him. The Chief Executive Officer has no salary so there have been no compensation recommendations to the compensation committee with respect to him. All option grants to the executives in the organization are approved by our Board of Directors at the time of grant. The Compensation Committee has the authority to accept or adjust any recommendations.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

•	Performance in the previous year;
•	Difficulty of achieving desired results in the coming year;
•	Value of their unique skills and capabilities to increase the performance of the Company;
•	Performance of their general management responsibilities; and
•	Contribution as a member of the management team.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing stock option incentives to maximize long-term value for our Company.

Base Salary and Bonus

It is the goal of the Compensation Committee to establish salary compensation for our executive officers based on our comparable peer companies. We believe that this gives us the opportunity to attract and retain appropriate managerial employees both at the senior executive level and below.

Equity Incentives

A significant goal of our compensation is to afford our executives (and employees) an opportunity to participate in our performance through stock option grants. The Compensation Committee considers factors such as the ability for the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company’s Shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of equity incentives paid to an individual is based on the individual’s overall experience, responsibility, performance and base salary.

Factors also considered are the equity incentives offered for similar positions in the high tech industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in relevant labor markets.

Perquisites

We limit the perquisites that we make available to our executive officers. Our executives are not entitled to any benefits that are not otherwise available to all of our employees.

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Post-Employment Compensation

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our registered retirement savings plan.

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2017, 2016 and 2015. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2017.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2015 2016 2017	- - -	- - -	9,038 33,243 1,805	9,038 33,243 1,085
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2015 2016 2017	33,472 23,763 17,245	- - -	24,142 - 869	57,613 23,763 18,114

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2015, March 31, 2016, and March 31, 2017 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are reimbursed for reasonable travel expenses related to attendance at Board meetings. No other fees are paid for attendance at meetings of the Board or their Committees. Each director is also awarded for his first year of service as a director, 200,000 stock options to purchase common shares at fair market value at date of the option grant. In addition, non-employee members of the Board of Directors are eligible to receive option grants as determined by the Board of Directors.

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The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2017.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	169	—	169
James Stechyson	—	5,321	5,321
Donald Gibbs	169	—	169

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2017, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Refer to Item 7 for share ownership information with respect to the Company’s directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

ZIM established the Employee Stock Option Plan, which was approved by our shareholders on November 19, 2003, to promote the interests of the Company and our shareholders by using investment interests in the Company to attract, retain and motivate our directors, officers, employees and other persons, to encourage and reward their contributions to the performance of the Company, and to align their interests with the interests of the Company's shareholders.

Securities authorized for issuance under equity compensation plans at March 31, 2017 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	225,500(1)	0.0996	1,134,500
Total	225,500	0.0996	1,134,500

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 30, 2017, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

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Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2017. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	3,951,251	48.7%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	1,456,000	17.9%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	500,000	6.2%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	195,047	2.4%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	95,500	1.2%

Donald Gibbs (6)	104 Maple Crest Lane, Perth, Ontario, Canada,K7H, 3C7	Director	90,500	1.1%

All directors and executive officers as a group (5 persons) beneficially hold 6,202,298 common shares, which totals 76% of ownership.

Applicable percentage of ownership is based upon 8,120,348 common shares outstanding as of June 30, 2017, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2017 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,285,625 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 1,456,000 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,433,500 are owned by a company controlled by Mr. Stechyson.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

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(4)	The beneficial ownership of John Chapman consists of 195,047 common shares The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 45,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2017.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 40,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2017.

The Board of Directors has determined that all directors who served on the Board during fiscal 2017, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

The services of John Chapman, our Chief Financial Officer, are provided through a contractual relationship with CHAPMAN CFO Resources Inc., a company owned 50% by Mr. Chapman and controlled by Mr. Chapman. The total cash and option compensation provided to CHAPMAN CFO Resources Inc. for the services provided by Mr. Chapman are detailed in “Executive Compensation” above.

Change in Ownership of Shareholders Owning More Than 5%:

On August 22, 2015, 134,797 shares were issued to Dr. Michael Cowpland, 62,500 shares were issued to a holding company controlled by Mr. James Stechyson and 50,000 common shares were issued to each of Ms. Debbie Weinstein, Mr. Steven Houck and Mr. Donald Gibbs on approval of the Board of Directors.

On February 22, 2016, 342,501 shares were issued to Dr. Michael Cowpland, 6,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On November 17, 2016, 31,793 shares were issued to Dr. Michael Cowpland, 156,500 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On February 28, 2017, 500 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

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FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries (the “Company”) as of March 31, 2017 and March 31, 2016, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended March 31, 2017, March 31, 2016 and March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2017 and March 31, 2016, and the results of their operations and their cash flows for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicates that the Company incurred a loss from operations of $69,448 and an accumulated deficit of $21,282,718 during the year ended March 31, 2017. The Company's continuance as a going concern is dependent upon its ability to generate revenue sufficient to fund its cash flow needs. These conditions as described in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants,

Licensed Public Accountants

Ottawa, Canada

July 14, 2017

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ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2017	March 31, 2016
ASSETS	$	$
Current assets
Cash and cash equivalents	419,676	472,317
Accounts receivable, net of allowance for doubtful accounts of $10,192 and $NIL as of March 31, 2017 and 2016	81,688	58,307
Investment tax credits receivable	168,963	281,644
Other tax credits	117,658	84,652
Prepaid expenses	12,819	24,959
	800,804	921,879
Investments	114,200	116,414
Equipment, net	23,758	26,317
	938,762	1,064,610
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,451	9,161
Accrued liabilities	19,125	41,518
Deferred revenue	92,770	110,969
	132,346	161,648
Deferred rent	8,173	11,035
Total liabilities	140,519	172,683
Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2017 and 2016.	-	-
Common shares, no par value,
Unlimited authorized shares; 8,120,348 shares issued and outstanding as at March 31, 2017 and 7,890,493 shares as at March 31, 2016.	19,491,757	19,484,482
Additional paid-in capital	2,961,848	2,960,789
Accumulated deficit	(21,282,718)	(21,213,270)
Accumulated other comprehensive income	(372,644)	(340,074)
	798,243	891,927
	938,762	1,064,610

The accompanying notes are an integral part of these consolidated financial statements.

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ZIM Corporation and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in US Dollars)

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Revenues
Mobile	188,654	140,889	162,741
Software	90,452	40,821	144,055
Software maintenance and consulting	391,795	437,581	828,867
Total revenue	670,901	619,291	1,135,663
Operating expenses
Cost of revenue	18,600	67,137	70,875
Selling, general and administrative	677,325	768,194	999,718
Research and development	76,243	148,604	424,186
Amortization of intangible assets	-	3,943	8,804
Total operating expenses	772,168	987,878	1,503,583
Loss from continuing operations	(101,267)	(368,587)	(367,920)
Other income (expenses):
Dividends from investments	9,008	5,782
Gain on disposition of investment	582	-	66,611
Interest income, net	22,229	51,273	76,063
Total other income (expense)	31,819	57,055	142,674
Loss from continuing operations and before income taxes	(69,448)	(311,532)	(225,246)
Income tax (recovery) expense (note 15)	-	(148)	11,502
Loss from operations	(69,448)	(311,680)	(236,748)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(32,570)	(43,034)	(361,554)
Comprehensive loss	(102,018)	(354,714)	(598,302)
Basic and diluted loss per share from operations *	(0.009)	(0.042)	(0.034)
Weighted average number of shares outstanding – basic and diluted	7,973,352	7,438,714	6,959,086

* The basic and diluted loss per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis of one post-consolidation common share for every twenty pre-consolidation common shares, which was accounted for as a reverse stock split effective on January 19, 2017.
The accompanying notes are an integral part of these consolidated financial statements.

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ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders equity
		$	$	$	$	$
Balance as at March 31, 2015	7,192,195	19,432,795	2,955,865	(20,901,590)	(297,040)	1,190,030
Shares issued in lieu of compensation	698,298	51,687				51,687
Stock options granted			4,924			4,924
Comprehensive income
Net loss				(311,680)		(311,680)
Cumulative translation adjustment					(43,034)	(43,034)
Balance as at March 31, 2016	7,890.493	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927

	Number of common shares issued	Common shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders equity
		$	$	$	$	$
Balance as at March 31, 2016	7,890,493	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927
Shares issued in lieu of compensation	229,855	7,275				7,275
Stock options granted			1,059			1,059
Net loss				(69,448)		(69,448)
Cumulative translation adjustment					(32,570)	(32,570)
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243

* Effective January 19, 2017, ZIM undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares.

The accompanying notes are an integral part of these consolidated financial statements.

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ZIM Corporation and Subsidiaries Consolidated Balance Sheets Consolidated Statements of Cash Flows (Expressed in US dollars)

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
OPERATING ACTIVITIES
Net loss	(69,448)	(311,680)	(236,748)
Items not involving cash:
Depreciation of equipment	12,170	9,166	19,347
Amortization of intangible assets	-	3,943	8,804
(Gain) impairment of investment	(582)	-	(66,611)
Stock-based compensation	8,334	55,063	81,898
Changes in operating working capital:
Decrease (increase) in accounts receivable	(23,381)	5,046	60,316
Decrease (increase) in investment tax credits	112,681	18,760	(7,692)
Decrease (increase) in other tax credits	(33,006)	(31,082)	85,873
Decrease (increase) in prepaid expenses	12,140	(11,983)	3,144
Increase (decrease) in accounts payable	11,290	(16,148)	(5,344)
Increase (decrease) in accrued liabilities	(22,393)	(45,625)	31,823
Increase (decrease) in deferred revenue	(18,199)	(75,065)	(39,431)
Cash flows used in operating activities	(10,394)	(399,605)	(64,621)

INVESTING ACTIVITIES
Purchase of equipment	(9,611)	(10,977)	(9,283)
Purchase of (proceeds from) investment	582	(115,626)	66,611
Cash flows used in investing activities	(9,029)	(126,603)	57,328
Effect of changes in exchange rates on cash and cash equivalents	(33,218)	(29,856)	(351,063)
Decrease in cash and cash equivalents	(52,641)	(556,064)	(358,356)
Cash and cash equivalents, beginning of year	472,317	1,028,381	1,386,737
Cash and cash equivalents, end of year	419,676	472,317	1,028,381

The accompanying notes are an integral part of the consolidated financial statements.

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ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002, in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “ZIM IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (“SMS”) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”). In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software. ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications. The Company continues to provide this software and support services to its client base.

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users. In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (“ITTF”) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

In 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

Revenue from the sale of mobile content for the fiscal year ended March 31, 2017 was $NIL as compared to $NIL for fiscal year ended March 31, 2016 and $349 for fiscal year ended March 31, 2015. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2014 ZIM discontinued operations in this area.

25

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,282,718 and negative cash flow from operations of $10,394 for the year ended March 31, 2017. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheet. Such differences in amounts could be material.

3 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable and investments, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

26

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to selling, general and administration accounts in the period of recovery.

REVENUE RECOGNITION

The Company derives revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS and other content applications and services. The Company presents revenues net of sales tax and other related taxes.

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of the ASC 985-605 "Software Revenue Recognition". Revenue is recognized using the residual method when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any. The separate elements of the arrangements are considered to be separate units of accounting.

Revenue is recognized when the following four criteria have been met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	The fee is fixed and determinable; and
•	Collectability is probable.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that the collectability is not probable, revenue is deferred until payment is received.

Collectability is assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software has occurred once the customer has accepted the product or has been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues are recognized equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

27

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, is recognized upon achieving the related milestone.

In general, credit terms of 30 days are extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

MOBILE REVENUE RECOGNITION

Revenues from the Company’s mobile segment are derived principally from providing aggregation services and from their mobile content portals.

Aggregation services. Aggregation services occur when ZIM sends messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third party mobile operators or other aggregators directly for the transmission of the messages. Net revenues are recognized in the month in which the service is performed, provided no significant ZIM obligations remain. ZIM relies on a number of mobile network operators and other aggregators globally to deliver its services. Generally, (i) within 15 to 45 days after the end of each month, ZIM receives a statement from each of the operators or aggregators confirming the amount of charges billed to that operator's mobile phone users and (ii) within 30 to 90 days after delivering a monthly statement, each operator or aggregator remits the fees for the month to ZIM. ZIM arranges to pay the mobile content provider a set amount per message under a revenue sharing arrangement. ZIM nets this revenue share fee against the revenue it receives from the mobile operators in accordance with ASC 605.

Revenues are recorded on a net basis as the mobile content provider is the primary obligor in the transaction as they manage and market the content, which ZIM then distributes. ZIM’s role within the transaction is limited to providing transportation and a billing mechanism for the mobile content provider.

Mobile content portals. On April 1, 2006, ZIM acquired two internet portals offering mobile content. Consumers are able to download ring tones and wallpapers directly from the internet sites to their mobile phones. The majority of consumers choose to pay for the content with their credit card with the balance of consumers paying through the use of a premium message. If they use a premium message to pay for their content, the charge is paid on their cell phone bill.

Revenues from all sales are recorded on a gross basis as ZIM manages and markets the content ZIM distributes. Revenue on mobile content is recognized at the point of sale, when the customer purchases content from the websites.

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to research, design and development of products and applications are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products has substantially coincided. The Company has not capitalized any software development costs since such costs have not been significant.

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year can be used to offset income taxes in future years.

28

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio, US Dollar for AIS and Brazilian Reals for ZIM do Brazil.

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of comprehensive loss of the current period. For the years ended March 31, 2017, 2016, and 2015, the Company recognized a foreign exchange loss of $1,246, $592, and $6,100, respectively, in the accompanying consolidated statements of comprehensive loss included in the selling, general and administrative expenses.

The translation of the Company's consolidated financial statements from the functional currency to its reporting currency is performed as follows: all assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in other comprehensive income in shareholders' equity. The translation adjustments did not result in a tax impact.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to such shares at the later of the beginning of the period or the issuance date. This method is used to determine the dilutive effect of common shares. The treasury stock method is used to determine the dilutive effect of warrants and stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money share purchase warrants and stock options are used to repurchase common shares at the average market price during the period.

STOCK OPTIONS AND GRANTS

Compensation cost for all stock-based awards is measured at fair value on the date of grant and recognized as compensation expense over the service period for awards expected to vest. Stock-based awards granted to consultants are measured at fair value on the grant date and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

The fair value of stock options is determined using the Black Scholes-Merton option pricing model. The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock (management believes that the historical volatility is an appropriate measure of expected volatility) for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends. The weighted average assumptions used in the computations are as follows:

29

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015

Risk-free interest rates	1.36%	0.99%	0.94%
Expected volatility	206%	161%	231%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

EQUIPMENT

Equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	20%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

IMPAIRMENT OF EQUIPMENT

Equipment is tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired. Whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

INTANGIBLE ASSETS

Intangible assets, which consist of database migration methodologies and software, are determined to have finite lives and are amortized on the straight-line method over their estimated useful lives, which is 60 months.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

30

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU will be effective for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. These changes will not have an impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. We are currently evaluating the impact ASU 2016-09 will have on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company adopted ASU 2016-05 on April 1, 2016. These changes did not have an impact on the Company’s consolidated financial statements.

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet the following criteria: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes. The Company adopted ASU 2016-01 on April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2017 Early adoption is not permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements. The impact is not known at this time.

31

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of comprehensive loss.

5 - ACCOUNTS RECEIVABLE

	March 31, 2017	March 31, 2016
	$	$
Trade accounts receivable	80,140	47,362
Allowance for doubtful accounts	(10,192)	-
Other	11,740	10,945
	81,688	58,307

6 – INVESTMENTS

Investments and long term deposits	Investment Date	Value at Investment Date	2017	2016	Available For Sale
Seregon	October 1, 2009	95,147	-	-	No
CP4H	June 29, 2012	187,367	-	-	No
LW Capital Pool	May 31, 2010	10,290	-	-	No
Hosted Bizz	Dec. 31, 2013	1,005	751	771	No
Equispheres Inc.	August 26,2015	111,990	113,449	115,643	No
Total		405,799	114,200	116,414

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2012 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment.

On June 29, 2012, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. (“CP4H”) The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

32

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language. ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities. The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method. Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2015, has taken an impairment charge equal to the full value of the investment.

On March 31, 2010, ZIM Corporation invested $10,000 Canadian Dollars in LW Capital Pool Inc. (“LWCPI”). On April 3, 2015, LWCPI completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed.

On April 11, 2015 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948.

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

7 – INTANGIBLE ASSETS

On October 27th, 2010, ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars). The assets include database migration methodologies and software assets.

The Company recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset was being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2017 was $NIL and the net book value as at March 31, 2017 is $NIL. Amortization expense for fiscal 2016 was $3,943 and the net book value as at March 31, 2016 was $NIL. Amortization expense for fiscal 2015 was $8,804 and the net book value as at March 31, 2015, was $4,358.

8 - EQUIPMENT

March 31, 2017	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	829,921	818,802	11,119
Software	80,891	74,560	6,331
Office furniture and equipment	180,917	175,363	5,554
Voice communications equipment	4,683	4,331	352
Leasehold improvements	131,814	131,412	402
	1,228,226	1,204,468	23,758

33

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

March 31, 2016	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	845,762	835,296	10,466
Software	78,246	72,446	5,800
Office furniture and equipment	184,570	175,388	9,182
Voice communications equipment	4,765	4,314	451
Leasehold improvements	128,354	127,936	418
	1,241,697	1,215,380	26,317

Depreciation expense for the year ended March 31, 2017 was $12,170 ($9,166 and $19,347 for the years ended March 31, 2016 and 2015 respectively). These expenses are included in the cost of revenue account, the selling, general, and administrative expenses and the research and development account.

9 – LINE OF CREDIT

During fiscal 2017, a working capital line of credit, in the form of overdraft protection, was available at approximately $37,566 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $112,697 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company has not been in violation of these covenants during the year.

As at March 31, 2017 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

10 – ACCRUED LIABILITIES

	March 31, 2017	March 31, 2016
	$	$

Employee related accruals	11,931	41,518
Trade	7,194	-
	19,125	41,518

11 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2017 or March 31, 2016 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2017 no shares have been repurchased as part of this program.

On January 19, 2017, the Company undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares.

34

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

12 – RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2017, 2016 and 2015 except for the 32,293 post-consolidation shares of common stock, valued at $1,085 issued through the fiscal year 2017, 477,298 post-consolidation shares of common stock, valued at $33,243 issued through the fiscal year 2016, 50,667 post-consolidation shares of common stock, valued at $9,038 issued through the fiscal year. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2017 the Company paid $32,127 for these services (March 31, 2016 - $27,870). Included in accounts payable is $2,308 connected to these services. ZIM also provides bookkeeping services to this company. During the fiscal year ending March 31, 2017, the related company paid $5,714 to ZIM for these services (March 31, 2016 - $Nil). Included in accounts receivable is $1,880 connected to these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2017 the company paid $17,245 for these services (March 31, 2016 - $23,763). Included in accounts payable is $754 connected to these services.

13 - STOCK BASED COMPENSATION

During the year ended March 31, 2017 and March 31, 2016, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $8,334 and $55,063 respectively.

At various times through fiscal year 2017 Dr. Cowpland received a total of 32,293 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $1,085.

At various times through fiscal year 2017 a Company controlled by Mr. Stechyson received a total of 156,500 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $5,321.

At various times through fiscal year 2017 a Company controlled by Mr. Chapman received a total of 41,063 shares of common stock in lieu of cash for services provided to the Company, valued at $869.

At various times through fiscal year 2016 Dr. Cowpland received a total of 477,298 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $33,243.

At various times through fiscal year 2016 a Company controlled by Mr. Stechyson received a total of post-consolidation 68,500 shares of common stock in lieu of cash for services provided to the Company, valued at $5,634.

On August 22, 2015, 50,000 post-consolidation common shares were issued to each of Ms. Debbie Weinstein, Mr. Steven Houck and Mr. Donald Gibbs for a total of 150,000 post-consolidation common stock in lieu of cash for services provided to the Company, valued at $12,600.

The increase in additional paid in capital is the value associated with the common shares issued and the vesting of options, which is recorded as compensation expense in the statement of comprehensive loss as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 post consolidation common shares. As at March 31, 2017, 225,500 (March 31, 2016, 462,105) post consolidation options were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2017 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

35

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Options compensation expense for employees	591	2,809	3,405
Options compensation expense for consultants	468	3,401	8,494
Stock grant compensation expense for consultants	869	3,986	60,961
Stock grant compensation expense for executive officers	6,406	44,867	9,038
Total expense	8,334	55,063	81,898

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2017 or March 31, 2016.

A summary of the status of the stock options is as follows:

	March 31, 2017 Number of options outstanding	March 31, 2016 Number of options outstanding

Options outstanding, beginning of year	462,105	880,398
Granted	42,500	113,150
Expired	(279,105)	(531,443)
Options outstanding, end of year	225,500	462,105

The number of outstanding share options granted have been adjusted for the effect of the share consolidation. All share options outstanding at March 31, 2017 are exercisable.

The following table represents a summary of the options outstanding as at March 31, 2017:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2017	Weighted average remaining contractual life
$		Years
0.03-0.08	155,650	1.99
0.09-0.16	39,250	0.76
0.17-0.24	30,600	0.37
	225,500	1.47

36

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The weighted average grant-date fair value of options granted and vested in fiscal 2017 and 2016 were $0.0329 and $0.102 respectively.

As at March 31, 2017 there were NIL options in the money.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2017, 24,500 post-consolidation options were granted to employees. In the year ended March 31, 2016, 43,150 post-consolidation options were granted to employees.

During the year ended March 31, 2017, 18,000 post-consolidation options were granted to non-employees. In the year ended March 31, 2016, 70,000 post-consolidation options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2017 or March 31, 2016.

14 - INTEREST

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$

Interest income	25,892	55,436	81,521
Interest expense	(3,663)	(4,163)	(5,459)
Total	22,229	51,273	76,063

15 - INCOME TAXES

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company and its subsidiaries file income tax returns in Canadian, Brazil and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and Canada and five years in Brazil.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50%	15.50%	15.50%	15.50%

Expected Canadian Income Tax (Recovery)	(10,764)	(48,287)	(34,913)
Change in valuation allowance	107,243	25,102	(208,774)
Expired Ontario transitional tax credit	-	-	193,415
Permanent differences	6,940	21,958	16,049
Change in tax rates	(75,293)
Difference between Canadian and foreign tax rates	(6,221)	(6,326)	1,098
Adjustments to deferred tax assets	-	-	45,487
Other	(21,905)	7,701	(859)
	-	148	11,502

37

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 15.50%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $171,457, $305,708, and $300,404, and for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	March 31, 2017	March 31, 2016
	$	$
Temporary differences
Losses available for carry forward	205,745	155,096
Property and equipment - differences in net book value and unamortized capital cost	122,774	124,501
Intangible assets - differences in net book value and tax basis	209,724	215,205
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	816,735	807,603
Other	125,925	73,254
Gross deferred tax asset	1,482,903	1,375,659
Valuation allowance	(1,482,903)	(1,375,659)
Net deferred tax asset	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$

2026	634,980
2027	307,249
2037	169,494
1,111,722

38

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The Company has capital losses of $290,798 , which are available indefinitely to reduce capital gains in future years as of March 31, 2017.

The losses in Brazil of $147,469 have an indefinite carryforward period. However, the losses can only be used to offset 30% of taxable income in any given year.

As at March 31, 2017, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,790,940 ($3,849,270 in 2016). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	4,994
2020	-
2021	13,582
2022	266,132
2023	1,708
2024	2,140
2025 to 2033	9,366
297,922

16 - LOSS PER SHARE

For the purposes of the loss per share computation, the weighted average number of common shares outstanding has been used.

The number of common shares for the prior years have been adjusted to reflect the impact of the share consolidation. The basic and diluted loss per share have been adjusted to reflect the impact of the share consolidation, on the basis of one post-consolidation common share for every twenty pre-consolidation common shares, which was accounted for as a reverse stock split effective on January 19, 2017.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible or antidilutive:

	March 31, 2017	March 31, 2016	March 31, 2015

Stock options	-	-	394,651

Total post-consolidation options outstanding at March 31, 2017, 2016 and 2015 were 225,500, 462,105, and 880,398 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2017 would have caused an approximate $24,547 change in the Company’s revenue for the fiscal year 2017. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

39

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	231,785	165,874
US dollars	78,366	17,292
Brazilian reals	523,305	1,161,324

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	86,759	20,113
US dollars	-	8,970
Brazilian reals	51,968	120,097

Accounts payable include the following amounts payable in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	20,288	9,729
US dollars	-	1,661
Brazilian reals	16,399	-

Accrued liabilities include the following accruals in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	23,506	41,674
Brazilian reals	4,611	33,333

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2017	March 31, 2016

Canada	80%	27%
North America, excluding Canada	-%	15%
South America	20%	58%
	100%	100%

40

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

FAIR VALUE

The carrying values of accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

2017	36,541
2018	36,541
2019	36,451
2020	15,225
2021	-
Total	124,848

For the year ended March 31, 2017, facilities expense was $90,899 ($94,766 for the year ended March 31, 2016 and $116,540 for the year ended March 31, 2015). The lease was renewed for 5 years and 2 months on March 21, 2017.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2017	Year ended March 31, 2016
	$	$
Interest paid	(3,663)	(4,163)
Income taxes paid	-	148
Investment tax credit on research and development received	281,644	296,924

Investment tax credit on research

41

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

20 - SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments. Costs specific to a segment are charged directly to the segment. Company operating expenses are allocated to either of the segments based on gross revenues. Significant assets of the Company include working capital, an investment and property and equipment. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2017	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	188,654	482,247	670,901
Cost of revenue	3,939	14,661	18,600
Gross margin	184,715	467,586	652,301

Allocation of operating expenses	213,391	541,177	753,568
Allocation of gain on sales of assets	(165)	(417)	(582)
Allocation of dividend income	(2,551)	(4,576)	(9,008)
Allocation of interest income, net	(6,295)	(15,934)	(22,229)
	204,381	517,368	721,749

Net loss	(19,666)	(49,782)	(69,448)

Year ended March 31, 2016	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	140,889	478,402	619,291
Cost of revenue	6,241	60,896	67,137
Gross margin	134,648	417,506	552,154

Allocation of operating expenses	224,532	696,209	920,741
Allocation of interest income, net	(13,959)	(43,096)	(57,055)
Income taxes	-	148	148
	210,573	653,261	863,834

Net loss	(75,925)	(235,755)	(311,680)

42

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2015	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	162,741	972,922	1,135,663
Cost of revenue	8,540	62,335	70,875
Gross margin	154,201	910,587	1,064,788

Allocation of operating expenses	207,482	1,225,225	1,432,707
Allocation of interest income	(11,015)	(65,048)	(76,063)
Gain on investment	(9,647)	(56,964)	(66,611)
Income tax recovery	1,666	9,837	11,503
	188,486	1,113,050	1,301,536

Net loss	(34,285)	(202,463)	(236,748)

One customer accounted for approximately 12.5% for the year ended March 31, 2015, one customer accounted for approximately 21% of revenue for the year ended March 31, 2016 and one customer accounted for approximately 28% of revenue for the year ended March 31, 2017

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2017	March 31, 2016
	$	$
Mobile	263,975	259,615
Software	674,787	804,995
Total assets	938,762	1,064,610

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2017	March 31, 2016
	$	$
Long-lived assets
Canada	21,099	24,155
Brazil	2,659	2,162
Total long-lived assets	23,758	26,317

Total Revenue	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$

United States	47,057	48,850	61,500
Europe	5,885	15,605	15,898
Brazil	245,475	372,983	710,348
Canada	181,415	49,783	186,889
Singapore	188,596	136,612	157,049
Other	2,473	1,458	3,979
Total revenue	670,901	619,291	1,135,663

43

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

None.

44

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 18, 2017	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 18, 2017	/s/ John Chapman John Chapman, Chief Financial Officer

 45